ELPIDA

File No. 82-34850

February 28, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Elpida Memory, Inc. – Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

Enclosed are all documents listed above which were published, filed or distributed by the Company since November 15,2004 to January 31,2005 and which are required to be submitted pursuant to Rule 12g3-2(b)(1)(i). Such documents are listed in ANNEX A hereto.

If you have any questions or requests for additional information please do not hesitate to contact Hiroji Matsumiya of Elpida Memory,Inc , 2-2-1 Yaesu Chuo-ku, Tokyo 104-0028, Japan, telephone 011-81-3-3281-1501/ facsimile.011-81-3-3281-1571.

Very truly yours,

Elpida Memory, Inc.

By ______________
Name: Hiroji Matsumiya
Title: Chief Finance Officer

3/7

Enclosures

ANNEX A. ENGLISH LANGUAGE DOCUMNENTS
(English documents listed below are included in EXHIBIT A, hereto)

Press Releases

	Date	Title
1.	November 15, 2004	Elpida Memory Lists Initial Public Offering on Tokyo Stock Exchange
2.	November 15, 2004	Consolidated Financial Report for the Six-Month Period ended September 30, 2004
3.	November 18, 2004	Elpida Memory Develops First 1 Gigabit DDR2 SDRAM Device at 800 Mbps Operation
4.	November 25, 2004	Hiroshima Elpida Selects New President
5.	November 25, 2004	Elpida Memory Announces Executive Personnel Change
6.	December 1, 2004	Elpida Memory Develops 90 nm Silicon Wafer Process for High-Performance DDR2 SDRAM
7.	December 17, 2004	Elpida Memory Develops Distortion Control Technology to Improve Mass Production of Highly-Reliable DRAM
8.	December 20, 2004	Elpida Ships Fully-Buffered DIMM Samples for Advanced Performance in Next-Generation Servers
9.	December 21, 2004	Elpida Memory Earns ISO14001 Certification
10.	January 13,2005	Elpida's "Super Self Refresh" Memory Achieves Industry's Lowest Self Refresh Current, Extending Battery Life for Portable Consumer Electronics
11.	January 24,2005	Consolidated Financial Report for the Period Ended December 31, 2004
12.	January 24,2005	Elpida Memory Revised Financial Results Forecast

EXHIBIT A. ENGLISH DOCUMENTS

Set forth below are the English documents referred to in ANNEX A. items 1 to 12.

item 1

Cover Letter 31Jan2005

2004

Elpida Memory Lists Initial Public Offering on Tokyo Stock Exchange

TOKYO, JAPAN, November 15, 2004 - Elpida Memory, Inc (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced that it listed an Initial Public Offering (IPO) on the first section of the Tokyo Stock Exchange (TSE).

Elpida, which began operation in December of 1999 by integrating the DRAM businesses of NEC Corporation and Hitachi, Ltd., started its own design and development business in April 2000. Elpida has since been expanding its business by maximizing its advanced technological capabilities while striving to become one of the world's top DRAM companies. The IPO is regarded by Elpida as an opportunity to reinforce global awareness of the company.

A corporate profile on Elpida is listed below.

Elpida Memory, Inc. Corporate Overview (Code No.: 6665):

Corporate Name:	Elpida Memory, Inc.
Head Office:	2-1, Yaesu 2-chome, Chuo-ku, Tokyo
Development/Device Center:	Sagamihara-shi, Kanagawa
Production Base:	Hiroshima Elpida Memory, Inc. (Higashi Hiroshima-shi, Hiroshima)
Sales Offices:	Five overseas offices (U.S., Europe, and Asia)
Founded:	December 1999
President and CEO:	Yukio Sakamoto
Description of Business:	Development, design, manufacture, and sales of DRAM and foundry services to other companies.
Capital:	83.8 billion yen (as of November 15, 2004)
Employees:	2,235 (Consolidated basis, as of September 30, 2004)

Consolidated Performance: (April 1, 2004 to September 30, 2004)

Net Sales:	100.2 billion yen
Operating Income:	8.3 billion yen
Net Profit:	6.5 billion yen

Sales Mix / Breakdown:

- DRAM for workstations and servers: 18%
- DRAM for digital home appliances and mobile devices: 31%
- Foundry services and others: 10%

Subtotal of Premier Business*: 59%

- Commodity DRAM for general-purpose PCs: 41%

Total: 100%

**Premier Business: Areas in which Elpida is focusing its resources in markets other than*

DRAM products for general PCs.

Representative Products:

- 1 Gigabit DDR2 SDRAM
- 512 Megabit DDR2 SDRAM
- 512 Megabit Mobile RAMTM
- 256 Megabit Mobile RAM

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facility is located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. Elpida had sales of ¥100.4 billion during the fiscal year ending March 31, 2004.

Notice:

This document is a press release, and as such, it is not intended for investment promotion. Investors are advised to carefully read the "Prospectus for Issuance of New Stock and Notification of Stock Offering" (and revisions) prepared by Elpida and to make investments based on one's own discretion.

This press release is not an offer to sell or a solicitation of any offer to buy the securities of Elpida Memory, Inc. ("the Company") in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company or any selling security holder that will contain detailed information about the Company and management, as well as financial statements. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

All trademarks are the property of their respective owners.

This document was released and distributed in Japan-only on the date of the announcement due to restrictions in the United States.

Information contained in this news release is current on the date of the press announcement, but may be subject to change without prior notice.

PAGE TOP ▲

News Room

item 2

Cover Letter 31Jan2005

November 15, 2004

Elpida Memory, Inc.

2-2-1 Yaesu, Chuo-ku, Tokyo
104-0028 Japan

Elpida Memory, Inc.
(Stock listing: Tokyo Stock Exchange, 6665)

Consolidated Financial Report for the Six-Month Period Ended September 30, 2004

1. Consolidated financial summary for the six-month period ended September 30, 2004
(Figures in millions of Japanese Yen except per share data)

(1) Condensed Statements of Operations

	Six months ended				Twelve months ended
	Sep. 30, 2004		Sep. 30, 2003		Mar. 31, 2004
		YoY Chg.		YoY Chg.	
Net Sales	100,162	141.9%	41,401	-	100,441
Operating income (loss)	8,335	-	(17,678)	-	(26,439)
Ordinary income (loss)	6,842	-	(17,422)	-	(25,460)
Net income (loss)	6,504	-	(17,597)	-	(26,865)
Net income (loss) per share – basic	100.65	-	(9,135.27)	-	(524.36)
Net income (loss) per share – diluted	-	-	-	-	
Equity in earnings of affiliated company	-	-	67	-	179
Average number of shares outstanding	64,614,400		1,926,280		51,234,860

(2) Condensed Balance Sheets

	As of		
	Sep. 30, 2004	Sep. 30, 2003	Mar. 31, 2004
Total Assets	348,620	198,758	300,599
Shareholders' equity	87,689	82,325	81,055
Shareholders' equity ratio (%)	25.2%	41.4%	27.0%
Shareholders' equity per share	1,037.11	21,814.27	905.68
Number of shares outstanding	64,614,400	3,069,320	64,614,400

(3) Condensed Statements of Cash Flows

	Six months ended		12 months ended
	Sep. 30, 2004	Sep. 30, 2003	Mar. 31, 2004
Net cash used in operating activities	(2,783)	(16,472)	(31,247)
Net cash used in investing activities	(80,722)	(11,734)	(50,865)
Net cash provided in financing activities	47,291	90,440	188,789
Cash and cash equivalents at end of period	74,554	66,122	110,555

(4) Number of consolidated subsidiaries, and subsidiaries and affiliates accounted for under the equity method

Consolidated subsidiaries: 6
Unconsolidated subsidiaries accounted for under the equity method: 0
Affiliated companies accounted for under the equity method: 0

(5) Changes in the number of consolidated subsidiaries, and subsidiaries and affiliates accounted for under the equity method

Newly-added consolidated subsidiaries: 0, (Subsidiaries excluded from consolidation): 0
Newly-added equity method companies: 0, (Companies excluded from equity method): 0

2. Forecast consolidated business results for the year ending March 31, 2005

(Figures in millions of Japanese Yen except per share data)

	For the year ending March 31, 2005
Net Sales	220,100
Operating income	26,500
Ordinary income	23,200
Net income	21,600
Expected net income per share*	230.36

* The expected net income per share is calculated using 89,284,400 common shares at listing plus 4,480,000 Class B shares, i.e., 93,764,400 shares in total (excluding the over-allotment of 2,700,000 shares through private placement).

Note: This above forecasts are forward-looking statements that are based on management's view from the information available at the time of this Report. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Elpida include, but are not limited to, changes in the DRAM market and industry environment, changes in technologies and design, problems related to our supply of key material and equipment, loss of or decreased demand from key customers, changes in exchange rates, general economic conditions and natural disasters. We disclaim any obligation to update or, except in the limited circumstances required by the Tokyo Stock Exchange, announce publicly any revision to any of the forward-looking statements.

[Overview of Business Results]

(1) Overview of the six-month period ended September 30, 2004

Looking at the world economy during this six-month period, the U.S. remained on an upward trend supported by growth of capital investment and personal consumption, Asian countries, centering on China, continued export-driven expansion, and Europe continued a modest recovery.

The Japanese economy also kept growing thanks to an increase in capital investment following the comeback of business earnings and the moderate recovery of personal consumption.

Under these circumstances, our Company succeeded in properly catching an increase in demand for digital consumer electronics and mobile devices such as third-generation cellular phones through the close-to-customer business with a marketing policy named "Easy to contact Elpida," and the aggressive sales promotion of Premier DRAM (Note 1) decisively differentiated from competitors based on our technological advantages. On the other hand, Hiroshima Elpida Memory, Inc., our production base, has enhanced the production capacity of the existing 300 mm plant to produce 27,000 wafers on monthly average during the quarter from July to September, while making efforts to improve its productivity including cost cutting.

As a result, our consolidated sales for the period increased 141.9% year-over-year to 100,162 million yen, and net income increased to 6,504 million yen.

The breakdown of sales by application market is as follows:

(In millions of yen)

	Six months ended September 30, 2004		Six months ended September 30, 2003		YoY change %
	Million JPY	% to total sales	Million JPY	% to total sales	
Servers*	17,969	17.9%	14,846	35.8%	21.0%
Digital consumer electronics and mobile phones *	30,843	30.8%	8,021	19.4%	284.5%
Foundry services and others	10,225	10.2%	1,356	3.3%	654.1%
Subtotal of Premier business (Note 2)	59,037	58.9%	24,223	58.5%	143.7%
PCs	41,125	41.1%	17,178	41.5%	139.4%
Total net sales	100,162	100.0%	41,401	100.0%	141.9%

* Premier DRAM (Note 1)

(Servers)
Since demand for high-speed products such as DDR2 SDRAM and high-capacity products of more than 512 M bits gradually expanded mainly from large-scale customers, sales for servers increased 21.0% YoY to 17,969 million yen.

(Digital consumer electronics and mobile phones)
Since DRAM demand sharply rose for digital consumer electronics such as digital still cameras and DVD recorders, and 2.5th- and 3rd-generation cellular phones, sales to this field increased 284.5% YoY to 30,843 million yen.

(Foundry services and others)
Since foundry services (contract manufacturing) steadily increased for mainly domestic semiconductor manufacturers for pseudo SRAMs and others, sales of this business increased 654.1% YoY to 10,225 million yen.

(PCs)
Following worldwide demand for replacement among both corporate and individual users, demand for DRAM was robust in terms of both quantity and prices. As a result, commodity DRAM sales increased 139.4% YoY to 41,125 million yen.

Note 1: Premier DRAM: Our proprietary name given to DRAM products used for servers, and digital consumer electronics and mobile phones. This type of DRAM usually requires higher technologies than commodity DRAMs, and the price per certain density tends to become higher in proportion to this value added.

Note 2: Premier business: Our proprietary name given to the total of the Premier DRAM and foundry services.

(2) Outlook for the year ending March 31, 2005*

In the business environment during the 2nd half of the fiscal year ending March 2005, there are concerns about a possible moderate slowdown of the world economy affected by the hike of crude oil prices, in addition to the uncertainty of the U.S. and Chinese economy.

Under such business conditions, our Company is intending to continue increasing both sales and profits through improvement of productivity and enhancement of cost competitiveness by pursuing further subtlety, while promoting sales of Premier DRAM.

Currently, we forecast business results as follows for the fiscal year ending March 2005:

	Consolidated (YoY change rate)	Non-consolidated (YoY change rate)
Net sales	220.1 billion yen (119.1%)	207.1 billion yen (157.3%)
Operating income	26.5 billion yen (-)	18.8 billion yen (-)
Ordinary income	23.2 billion yen (-)	19.0 billion yen (-)
Net income	21.6 billion yen (-)	19.0 billion yen (-)

Forward-looking statements

This above forecasts are forward-looking statements that are based on management's view from the information available at the time of this Report. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Elpida include, but are not limited to, changes in the DRAM market and industry environment, changes in technologies and design, problems related to our supply of key material and equipment, loss of or decreased demand from key customers, changes in exchange rates, general economic conditions and natural disasters. We disclaim any obligation to update or, except in the limited circumstances required by the Tokyo Stock Exchange, announce publicly any revision to any of the forward-looking statements.

Comparative Consolidated Balance Sheets

(In million yen)

	As of September 30, 2004	As of September 30, 2003	YoY change	As of March 31, 2004
(Assets)				
I Current assets				
1. Cash and cash equivalents	74,554	66,122	8,432	110,555
2. Notes and accounts receivable, trade	39,945	15,313	24,632	25,742
3. Inventories	29,536	17,660	11,876	24,437
4. Accounts receivable, other	6,985	21,433	(14,448)	3,861
5. Other current assets	4,753	3,631	1,122	2,918
Allowance for doubtful accounts	(33)	(18)	(15)	(32)
Total current assets	155,740	124,141	31,599	167,481
II Fixed assets				
1. Tangible fixed assets	182,979	66,378	116,601	124,281
2. Intangible fixed assets	8,314	6,323	1,991	7,057
3. Investments and other assets	1,587	1,916	(329)	1,780
Total fixed assets	192,880	74,617	118,263	133,118
Total assets	348,620	198,758	149,862	300,599
(Liabilities)				
I Current liabilities				
1. Accounts payable, trade	29,323	49,045	(19,722)	24,552
2. Short-term borrowings	-	1,274	(1,274)	5,674
3. Current portion of long-term debt	12,829	1,488	11,341	6,216
4. Current portion of obligation under capital leases	26,377	4,800	21,577	19,239
5. Accounts payable, other	54,804	20,590	34,214	60,738
6. Other current liabilities	7,306	5,810	1,496	11,494
Total current liabilities	130,639	83,007	47,632	127,913
II Fixed liabilities				
1. Bond	10,000	10,000	-	10,000
2. Long-term debt	68,583	10,912	57,671	36,184
3. Obligation under capital leases	49,416	10,487	38,929	42,634
4. Other long-term liabilities	2,293	2,027	266	2,813
Total fixed liabilities	130,292	33,426	96,866	91,631
Total liabilities	260,931	116,433	144,498	219,544
(Shareholders' equity)				
I Capital stock	46,625	95,233	(48,608)	46,625
II Additional paid in capital	33,042	58,233	(25,191)	62,268
III Retained earnings	8,043	(71,061)	79,104	(27,686)
IV Translation adjustments	(21)	(80)	59	(152)
Total shareholders' equity	87,689	82,325	5,364	81,055
Total liabilities and shareholders' equity	348,620	198,758	149,862	300,599

Comparative Consolidated Statements of Operations

(In million yen)

	From Apr. 1, '04 To Sept. 30, '04		From Apr. 1,'03 To Sept. 30, '03		YoY change	From Apr. 1, '03 To Mar. 31, '04	
Account		Ratio (%)		Ratio (%)	Increase or decrease		Ratio (%)
I Net sales	100,162	100.0	41,401	100.0	58,761	100,441	100.0
II Cost of sales	74,192	74.1	45,764	110.5	28,428	99,649	99.2
Gross profits (losses)	25,970	25.9	(4,363)	(10.5)	30,333	792	0.8
III Selling, general and administrative expenses	17,635	17.6	13,315	32.2	4,320	27,231	27.1
Operating income (loss)	8,335	8.3	(17,678)	(42.7)	26,013	(26,439)	(26.3)
IV Non-operating income							
1. Interest income	33		5		28	19	
2. Equity in earnings of affiliated company	-		67		(67)	179	
3. Foreign exchange gains	-		56		(56)	263	
4. Others	137		554		(417)	1,916	
V Non-operating expenses							
1. Interest expense	1,396		113		1,283	759	
2. Foreign exchange losses	134		-		134	-	
3. Stock issuance costs	-		186		(186)	381	
4. Bond issuance costs	-		96		(96)	96	
5. Others	133		31		102	162	
Ordinary income (loss)	6,842	6.8	(17,422)	(42.1)	24,264	(25,460)	(25.3)
VI Extraordinary income	207	0.2	1	0.0	206	8	0.0
VII Extraordinary losses	13	0.0	52	0.1	(39)	76	0.1
Net income (loss) before tax adjustments	7,036	7.0	(17,473)	(42.2)	24,509	(25,528)	(25.4)
Income taxes	532	0.5	124	0.3	408	1,337	1.3
Net income (loss)	6,504	6.5	(17,597)	(42.5)	24,101	(26,865)	(26.7)

Note: "Corporate and other taxes" is indicated after deducting tax adjustments.

Comparative Consolidated Statements of Changes in Shareholders' Equity

(In million yen)

	From Apr. 1, '04 To Sept. 30, '04	From Apr. 1, '03 To Sept. 30, '03	From Apr. 1, '03 To Mar. 31, '04
(Additional paid in capital)			
I Balance of additional paid in capital at beginning of period	62,268	29,500	29,500
II Increase in additional paid in capital			
Issuance of new shares for capital increase	-	28,733	32,768
III Decrease in additional paid in capital			
Reversal of additional paid in capital	29,226	-	-
IV Balance of additional paid in capital at end of period	33,042	58,233	62,268
(Retained earnings)			
I Balance of retained earnings at beginning of period	(27,686)	(53,464)	(53,464)
II Increase in retained earnings			
Reversal of capital stock	-	-	52,643
Reversal of additional paid in capital	29,226	-	-
Net income	6,504	-	-
III Decrease in retained earnings			
Net loss	-	17,597	26,865
IV Balance of retained earnings at end of period	8,043	(71,061)	(27,686)

Comparative Consolidated Statements of Cash Flows

(In million yen)

	From Apr. 1, '04 To Sept. 30, '04	From Apr. 1, '03 To Sept. 30, '03	YoY change increase or decrease	From Apr. 1, '03 To Mar. 31, '04
I **Operating activities**				
Income (loss) before income taxes	7,036	(17,473)	24,509	(25,528)
Depreciation and amortization	14,133	5,166	8,967	15,778
Increase in allowance for doubtful accounts	-	-	-	16
Interest income	(33)	(5)	(28)	(19)
Interest expense	1,396	113	1,283	759
Equity in earnings of affiliated company	-	(67)	67	(179)
Income from sale of tangible fixed assets	(0)	(1)	1	(8)
Losses on sale of tangible fixed assets	0	52	(52)	70
Increase in accounts receivable, trade	(13,515)	(7,843)	(5,672)	(17,936)
Increase in inventories	(5,043)	(10,253)	5,210	(16,450)
Increase (decrease) in accounts receivable, other	(3,071)	(14,680)	11,609	2,684
Increase in accounts payable, trade	4,723	26,564	(21,841)	2,368
Increase (decrease) in accounts payable, other	718	(27)	745	102
Other	(7,300)	2,195	(9,495)	8,062
Subtotal	(956)	(16,259)	15,303	(30,281)
Interest received	34	5	29	19
Interest paid	(1,375)	(106)	(1,269)	(742)
Income taxes paid	(486)	(112)	(374)	(243)
Net cash used in operating activities	(2,783)	(16,472)	13,689	(31,247)
II **Investing activities**				
Acquisition of shares of subsidiary	-	-	-	(616)
Purchase of tangible fixed assets	(78,194)	(11,634)	(66,560)	(47,742)
Proceeds from sale of tangible fixed assets	0	152	(152)	206
Purchase of intangible fixed assets	(2,333)	(153)	(2,180)	(2,143)
Others	(195)	(99)	(96)	(570)
Net cash used in investing activities	(80,722)	(11,734)	(68,988)	(50,865)
III **Financing activities**				
Net decrease in short-term borrowings	(5,697)	(10,361)	4,664	(5,945)
Proceeds from long-term debt	41,000	12,400	28,600	42,400
Repayments of long-term debt	(1,988)	-	(1,988)	-
Proceeds from issuance of stock	-	57,281	(57,281)	65,155
Proceeds from issuance of bond	-	9,904	(9,904)	9,904
Proceeds from sale-and-leaseback transactions	25,869	22,383	3,486	84,555
Repayments of obligation under capital leases	(11,893)	(1,167)	(10,726)	(7,280)
Net cash provided by financing activities	47,291	90,440	(43,149)	188,789
IV Effect of exchange rate changes on cash and cash equivalents	213	(152)	365	(162)
V Net Increase (decrease) in cash and cash equivalents	(36,001)	62,082	(98,083)	106,515
VI Cash and cash equivalents at beginning of period	110,555	4,040	106,515	4,040
VII Cash and cash equivalents at end of period	74,554	66,122	8,432	110,555

(Information by segment)

[Information by business segment]

During the six-month period ended September 30, 2003, the six-month period ended September 30, 2004, and the twelve-month period ended March 31, 2004, our group was operating a single segment of the semiconductor business centering on DRAM, so the information by business segment is omitted.

[Geographical segment information]

The six-month period ended September 30, 2004

	Japan (MY)	Asia (MY)	Europe (MY)	North America (MY)	Total (MY)	Offset or corporate total (MY)	Consoli-dated (MY)
Sales							
(1) Sales to third parties	37,919	23,015	7,368	31,860	100,162	-	100,162
(2) Inter-segment sales and transfers	56,735	795	21	100	57,651	(57,651)	-
Total	94,654	23,810	7,389	31,960	157,813	(57,651)	100,162
Operating expenses	88,629	23,253	7,218	30,321	149,421	(57,594)	91,827
Operating income	6,025	557	171	1,639	8,392	(57)	8,335

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
(1) Asia: Hong Kong, Singapore and Taiwan
(2) Europe: Germany
(3) North America: the United States

The six-month period ended September 30, 2003

	Japan (MY)	Asia (MY)	Europe (MY)	Total (MY)	Offset or corporate total (MY)	Consolidated (MY)
Sales						
(1) Sales to third parties	24,329	13,237	3,835	41,401	-	41,401
(2) Inter-segment sales and transfers	13,723	65	91	13,879	(13,879)	-
Total	38,052	13,302	3,926	55,280	(13,879)	41,401
Operating expenses	56,301	12,784	3,852	72,937	(13,858)	59,079
Operating income (loss)	(18,249)	518	74	(17,657)	(21)	(17,678)

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
(1) Asia: Hong Kong, Singapore and Taiwan
(2) Europe: Germany

The twelve-month period ended March 31, 2004

	Japan (MY)	Asia (MY)	Europe (MY)	Total (MY)	Offset or corporate total (MY)	Consolidated (MY)
Sales						
(1) Sales to third parties	66,726	25,681	8,034	100,441	-	100,441
(2) Inter-segment sales and transfers	24,923	51	98	25,072	(25,072)	-
Total	91,649	25,732	8,132	125,513	(25,072)	100,441
Operating expenses	119,158	24,823	7,823	151,804	(24,924)	126,880
Operating income (loss)	(27,509)	909	309	(26,291)	(148)	(26,439)

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
(1) Asia: Hong Kong, Singapore and Taiwan
(2) Europe: Germany

[Overseas sales]

The six-month period ended September 30, 2004

	North America	Asia	Europe	Total
I Overseas sales (MY)	31,732	23,015	7,368	62,115
II Consolidated sales (MY)				100,162
III Ratio of overseas sales over consolidated sales (%)	31.7	23.0	7.3	62.0

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
North America: the United States
Asia: Taiwan, Singapore and Hong Kong
Europe: Whole area
3: The amount of overseas sales is the amount of sales made by our Company and consolidated subsidiaries in countries and regions outside Japan.

The six-month period ended September 30, 2003

	North America	Asia	Europe	Total
I Overseas sales (MY)	16,801	14,880	4,405	36,086
II Consolidated sales (MY)				41,401
III Ratio of overseas sales over consolidated sales (%)	40.6	35.9	10.7	87.2

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
North America: the United States
Asia: Taiwan, Singapore and Hong Kong
Europe: Whole area
3: The amount of overseas sales is the amount of sales made by our Company and consolidated subsidiaries in countries and regions outside Japan.

The twelve-month period ended March 31, 2004

	North America	Asia	Europe	Total
I Overseas sales (MY)	30,687	25,634	8,082	64,403
II Consolidated sales (MY)				100,441
III Ratio of overseas sales over consolidated sales (%)	30.6	25.5	8.0	64.1

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
North America: the United States
Asia: Taiwan, Singapore and Hong Kong
Europe: Whole area
3: The amount of overseas sales is the amount of sales made by our Company and consolidated subsidiaries in countries and regions outside Japan.

item 3

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Memory Develops First 1 Gigabit DDR2 SDRAM Device at 800 Mbps Operation

Working Silicon Achieves Maximum Speed Performance Targeting High-End Servers

TOKYO, November 18, 2004 –Elpida Memory, Inc., Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced silicon development of the industry's first 1 Gigabit DDR2 SDRAM device at 800 Megabits per second (Mbps) operation (DDR2-800). The device surpassed the maximum speed currently available for high-end server applications— the DDR2-667 specification which is currently under consideration by JEDEC.

The device uses high-performance transistors with 100 nm process technology, and also has an optimized layout design that reduces speed bottlenecks on the signal and data paths in the memory array and peripherals—this allows for 800 Mbps operation even in a high-density, 1 Gigabit device. These advancements in process and design allow Elpida to create a device that matches the high-speed, high-density, low-power requirements demanded by performance-driven markets.

"This 1 Gigabit device running at 800 Mbps speed was made possible by utilizing 100 nm process DRAM combined with a superior layout design, " said Yukio Sakamoto, president of Elpida Memory. "Future DRAM products demand improvements in power and speed to offer the significant performance gains that are crucial to the high-end server market.

-more-

Elpida's latest achievement demonstrates that we have the technical capabilities to meet this challenge."

The market is not ready for such advanced products in applications today; however, Elpida has the ability to offer DDR2-800 devices based on market demand.

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facility is located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. Elpida had sales of ¥100.4 billion during the fiscal year ending March 31, 2004. For more information, visit www.elpida.com.

Information contained in this news release is current on the date of the press announcement, but may be subject to change without prior notice.

Elpida Press Contacts

Asia/Japan
Yuko Takahashi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: takahashi-yuko@elpida.com

Europe
Peter Westerdorf
Elpida Memory (Europe) GmbH. (Germany)
Tel: 0049 (0)211 2394512
E-mail: peter.westerdorf@elpida.com

North America
Heather Roberts
Lee Communications – PR for Elpida Memory (USA) Inc.
Tel: 1-408-288-8681
E-mail: heather@leecommunications.com

###

item 4

Cover Letter 31Jan2005

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Hiroshima Elpida Selects New President

TOKYO, November 25, 2004 – Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), and Hiroshima Elpida Memory, Inc. (Hiroshima Elpida), a wholly owned subsidiary of Elpida, today announced that Hiroshima Elpida has appointed Shuichi Otsuka, as its new president effective as of November 22, 2004. Mr. Otsuka will remain as Elpida's chief operating officer, and as a member of the Elpida board of directors.

Yukio Sakamoto will continue to serve as president of Elpida Memory, Inc.

About Hiroshima Elpida Memory, Inc.

Hiroshima Elpida Memory, Inc. was established on September 1, 2003 as a wholly owned subsidiary of Elpida Memory, Inc. The organization provides Elpida with strong framework for its entire DRAM business including device development and marketing functions, as well as leading-edge processing and production capabilities. Hiroshima Elpida is comprised of a 200mm manufacturing facility and a state-of-the-art 300mm wafer fabrication facility.

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facility is located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. Elpida had sales of ¥100.4 billion during

-more-

the fiscal year ending March 31, 2004. For more information, visit www.elpida.com.

Information contained in this news release is current on the date of the press announcement, but may be subject to change without prior notice.

Elpida Press Contacts
Asia/Japan
Yuko Takahashi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: takahashi-yuko@elpida.com

Europe
Peter Westerdorf
Elpida Memory (Europe) GmbH. (Germany)
Tel: 0049 (0)211 2394512
E-mail: peter.westerdorf@elpida.com

North America
Heather Roberts
Lee Communications – PR for Elpida Memory (USA) Inc.
Tel: 1-408-288-8681
E-mail: heather@leecommunications.com

###

item 5

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Memory Announces Executive Personnel Change

TOKYO, November 25, 2004 – Elpida Memory, Inc (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced that the board of directors made an executive appointment. The following appointment will be effective as of November 22, 2004.

New Corporate Officer Appointment

Title	Name	Previous Title
Chief Administrative Officer	Toshiaki Hagiwara	Project Manager, Administration&Management Office

Change

Title	Name	Previous Title
Executive Officer	Masaji Kubo	Chief Administrative Officer

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facility is located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. Elpida had sales of ¥100.4 billion during

-more-

the fiscal year ending March 31, 2004. For more information, visit www.elpida.com.

Information contained in this news release is current on the date of the press announcement, but may be subject to change without prior notice.

Elpida Press Contacts
Asia/Japan
Yuko Takahashi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: takahashi-yuko@elpida.com

Europe
Peter Westerdorf
Elpida Memory (Europe) GmbH. (Germany)
Tel: 0049 (0)211 2394512
E-mail: peter.westerdorf@elpida.com

North America
Heather Roberts
Lee Communications – PR for Elpida Memory (USA) Inc.
Tel: 1-408-288-8681
E-mail: heather@leecommunications.com

###

item 6

Cover Letter 31Jan2005

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Memory Develops 90 nm Silicon Wafer Process for High-Performance DDR2 SDRAM

Advanced Process Technology Boosts Production Efficiency for Superior DDR2 Products

TOKYO, December 1, 2004 –Elpida Memory, Inc., Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced that is has developed its new 90 nm production process for high-performance DRAM products. 90 nm (or 0.09 micron) is the next-generation measurement for silicon wafer manufacturing, following 100 nm (or 0.10 micron). It will allow more silicon chips to be produced on a single wafer because the size of each chip is smaller, and it improves overall production efficiency. Elpida's 90 nm process technology will first be applied to the production of high-performance 512 Megabit and 1 Gigabit DDR2 SDRAM products starting next year.

"Each transition to a smaller process geometry is no easy task and involves development of the process, followed by development of a new device design, and finally production using the new process and design together," said Yukio Sakamoto, president of Elpida Memory, Inc. "Elpida has verified this new 90 nm process technology and demonstrated high production yields equivalent to that of our currently mass produced 100 nm-based devices. During mass production, we anticipate an increase in productivity by 20% or more from our new 90 nm production process."

-more-

Elpida's 90 nm Process Technology

Elpida is using the same KrF optical lithography - with a wavelength of 248 nm - that is used for current mass production of 100 nm devices in its new 90 nm lines. Combined with the use of Optical Proximity Correction (OPC) the new process refines and reduces the geometric size of the memory cell and its peripherals by 90% while maintaining high production yields. The defect level defining the yield in production of the new 90 nm process has been confirmed to be as low as that of Elpida's mass-produced 100 nm process.

Elpida also implements an original silicide contact technology. With the 90 nm process, the geometry of the contact hole for the connecting nodes in the circuitry also becomes smaller. Consequently, this introduces additional resistance around the circuitry and impacts the speed performance. By introducing this silicidation technology, this problem has been greatly reduced, enabling DDR2 SDRAM to achieve speed performances on the order of 667 Mbps, 800 Mbps and beyond.

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facility is located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. Elpida had sales of ¥100.4 billion during the fiscal year ending March 31, 2004. For more information, visit www.elpida.com.

Elpida Press Contacts
Asia/Japan
Yuko Takahashi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

Europe
Peter Westerdorf
Elpida Memory (Europe) GmbH. (Germany)
Tel: 0049 (0)211 2394512
E-mail: peter.westerdorf@elpida.com

North America
Heather Roberts
Lee Communications – PR for Elpida Memory (USA) Inc.
Tel: 1-408-288-8681
E-mail: heather@leecommunications.com

###

item 7

Cover Letter 31Jan2005

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Memory Develops Distortion Control Technology to Improve Mass Production of Highly-Reliable DRAM

Results Based on Large-Scale Improvements in Data Retention Properties Presented at International Electron Devices Meeting

Tokyo, JAPAN, December 17, 2004 –Elpida Memory, Inc., Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced that it has developed a new distortion control technology that improves data retentiveness—an element that is crucial for obtaining high yields of high-performance DRAM products during the mass production phase. The technology was developed in partnership with NEC Corporation System Devices Research Laboratory. The technology also allows volume-produced DRAM to achieve the higher performance necessary for future applications while remaining cost-competitive. These achievements were presented at the 2004 International Electron Devices Meeting (IEDM) held in San Francisco on December 13-15, 2004.

Elpida plans to apply this innovative technology to all of its current and future DRAM products.

A technical document detailing the new technology is available upon request.

-more-

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facility is located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. Elpida had sales of ¥100.4 billion during the fiscal year ending March 31, 2004. For more information, visit www.elpida.com.

Elpida Press Contacts
Asia/Japan
Yuko Takahashi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: takahashi-yuko@elpida.com

Europe
Peter Westerdorf
Elpida Memory (Europe) GmbH. (Germany)
Tel: 0049 (0)211 2394512
E-mail: peter.westerdorf@elpida.com

North America
Heather Roberts
Lee Communications – PR for Elpida Memory (USA) Inc.
Tel: 1-408-288-8681
E-mail: heather@leecommunications.com

###

item 8

Cover Letter 31Jan2005

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Ships Fully-Buffered DIMM Samples for Advanced Performance in Next-Generation Servers

Memory Modules Provide Unparalleled Speed and Density Compared to Existing Registered DIMMs

TOKYO, JAPAN, December 20, 2004 –Elpida Memory, Inc., Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced that it has shipped samples of its Fully-Buffered Dual in-line Memory Modules (FB-DIMM) that provide advanced performance for next-generation servers. The industry standard specification is complete and will be confirmed by JEDEC (Joint Electron Device Engineering Counsel). FB-DIMMs have been designed to provide significant performance gains over current Registered DIMM solutions, and they will offer unprecedented speeds up to 4.8 Gigabits per second (Gbps) data rate, equivalent to 6.4 Gigabytes per second (GB/s) data bandwidth. Existing DDR2 Registered DIMMs offer only 3.2 Gigabytes per second.

"Next-generation servers require significant performance boosts that cannot be achieved with current Registered DIMM solutions," said Jun Kitano, director of Technical Marketing for Elpida Memory (USA). "The emergence of the FB-DIMM, with its ability to increase the number DIMMs per channel while maintaining high-speed operation, will help to eliminate memory bottlenecks that limit overall server performance. Elpida's FB-DIMM is an initial step toward enabling improved memory technology for future server platforms."

-more-

FB-DIMMs vs. Registered DIMMs

Elpida's FB-DIMM utilizes JEDEC-standard DDR2 SDRAM. However, the module design is completely new. In the new FB-DIMM, all signals—clock, address, command and data—to and from the DRAM on the module are buffered at the high-speed Advanced Memory Buffer (AMB) chip located on the DIMM. This helps to secure the DRAM timing margins during high-speed operation with a much shorter signal path between the DRAM and the AMB.

The FB-DIMM also adopts a Point-to-Point connection on the bus between the memory controller and the DIMM, as well as between the DIMMs themselves. This allows increased bus speed with a shorter connection path. It also greatly improves the maximum number of DIMMs that can be loaded on the bus—up to eight 2-rank DIMMs—with less concern about signal degradation.

By comparison, existing standard Registered DIMMs have a stub-bus architecture along the memory bus between each DIMM and the memory controller. As the memory frequency increases, the controller must reduce the number of DIMMs loaded on the memory bus to secure the signal quality and the timing margin along the lengthy signal path between the DRAM devices on the module and the controller on the motherboard. Therefore, Registered DIMMs that provide 3.2 GB/s bandwidth (PC2-3200 / DDR2-400) are limited to four 1-rank DIMMs, or two 2-rank DIMMs. This limitation has presented a bottleneck in achieving improved performance in server applications where both high-speed and high-capacity are essential.

As processor speeds continue to increase, and as the server architecture changes, FB-DIMMs will be required to support next-generation server platforms.

-more-

Preliminary Samples are for Testing Only

The initial samples shipped by Elpida are currently being used to test next-generation server platforms. Elpida Memory plans to offer FB-DIMM products in 2 Gigabyte, 1 Gigabyte and 512 Megabyte densities. The availability of engineering samples and volume production will likely begin during the second half of 2005, pending the availability of FB-DIMM-compliant memory controllers from third parties and the ratification of the JEDEC standard.

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facility is located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. Elpida had sales of ¥100.4 billion during the fiscal year ending March 31, 2004. For more information, visit www.elpida.com.

Elpida Press Contacts
Asia/Japan
Yuko Takahashi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: takahashi-yuko@elpida.com

Europe
Peter Westerdorf
Elpida Memory (Europe) GmbH. (Germany)
Tel: 0049 (0)211 2394512
E-mail: peter.westerdorf@elpida.com

North America
Heather Roberts
Lee Communications – PR for Elpida Memory (USA) Inc.
Tel: 1-408-288-8681
E-mail: heather@leecommunications.com

###

item 9

Cover Letter 31Jan2005

ISO9001

Elpida Memory, Inc. has been certified by British Standards Institution as being in full compliance with the requirements of the ISO9001 Quality System.

- Certificate No: FS61874
- Scope: Design, development and mass production support for the semiconductor memory products


CERTIFICATE OF REGISTRATION
CERTIFICATE OF REGISTRATION

About ISO9001

ISO9001 is an International Standard for quality management systems.
This standard contains requirements that aim to not only assure the quality of products, but also enhance customer satisfaction.

ISO14001

Elpida Memory, Inc. has been certified by British Standards Institution as being in full compliance with the requirements of the ISO14001 Quality System.

- Certificate No: EMS86125
- Scope: Design, development and mass production support for the semiconductor memory products


CERTIFICATE OF REGISTRATION
CERTIFICATE OF REGISTRATION

About ISO14001

ISO14001 is an International Standard for environment management systems.

item 10

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida's "Super Self Refresh" Memory Achieves Industry's Lowest Self Refresh Current, Extending Battery Life for Portable Consumer Electronics

Self Refresh Current Reduced by 95 Percent versus Standard DDR SDRAM with No Performance Trade-off

TOKYO, JAPAN, January 13, 2005 – Elpida Memory, Inc (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced that it has shipped samples of a 256 Megabit DDR SDRAM device that embeds Elpida's innovative Super Self Refresh (SSR) technology which achieves a dramatic, 95% reduction in self refresh current (IDD6) to extend the battery life for portable consumer electronics applications with no trade off in performance. Other applications may include automobile infotainment systems and server storage systems. These systems require both high performance and high density DRAM for multimedia processing, as well as low current consumption to preserve battery life.

"Super Self Refresh technology is a fundamental advancement that will drive the expansion of DDR SDRAM into portable consumer electronics applications, because it enables a drastic change in scale for battery backup requirements," said Jun Kitano, director of Technical Marketing for Elpida Memory (USA). "By utilizing Elpida's DDR SDRAM with SSR technology, system designers can now decrease battery size, offer dramatically extended battery operation, or boost functionality without sacrificing performance."

-more-

Elpida's Super Self Refresh Technology

SSR is a new circuit technology which dramatically extends the internal refresh interval by working with embedded Error Correction Circuit (ECC), which checks and corrects the data when exiting the self refresh cycle. The SSR function simply replaces the self refresh that is familiar in conventional SDRAMs. Utilizing an on-chip temperature sensor commonly known as Auto Temperature Compensated Self Refresh (ATCSR), SSR also automatically adjusts the self refresh timing to compensate for internal temperature variations. Devices with embedded SSR technology require only minuscule self refresh current (IDD6), as low as 40 µA (typical) at 25° C, 150 µA at 70° C, and 250 µA at 85° C. This is merely one twentieth of the current requirement compared with similar devices that do not include SSR technology.

256 Megabit DDR SDRAM with SSR Technology – Technical Details

Elpida's new 256 Megabit DDR SDRAM devices with SSR technology (Part Numbers: EDD2516KCTA-5C, EDD2516KCTA-6B, EDD2516KCTA-7A) are organized as 4M words x 16 bits x 4 banks. They are JEDEC compliant, and they provide the same high-performance as conventional 256 Megabit devices with data rates up to 400 Mbps; 2.5V operation; a CAS Latency (CL) of 2, 2.5, 3 and a Burst Length (BL) of 2, 4, 8. Elpida builds the devices using its 0.11 micron process technology and they are available in a 66-pin plastic TSOP (II) package. Devices that support industrial temperature range (-40° to 85° C) are also available. A 512 Megabit DDR SDRAM device with SSR, achieved through Elpida's Double Density Package (DDP) technology, is available as well.

Samples are available now and volume production is planned for March of this year. Please see pricing and availability schedule for detailed information.

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facility is located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. Elpida had sales of ¥100.4 billion during the fiscal year ending March 31, 2004. For more information, visit www.elpida.com.

3 Elpida's "Super Self Refresh" Memory Achieves Industry's Lowest Self Refresh Current, Extending Battery Life for Portable Consumer Electronics

All trademarks are the property of their respective owners.

The information contained within this news release, is current as of the date of release. Please note that the information herein may be revised later without prior notice.

Elpida Press Contacts

Asia/Japan
Yuko Takahashi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: takahashi-yuko@elpida.com

Europe
Peter Westerdorf
Elpida Memory (Europe) GmbH. (Germany)
Tel: 0049 (0)211 23945120
E-mail: peter.westerdorf@elpida.com

North America
Heather Roberts
Lee Communications – PR for Elpida Memory (USA) Inc.
Tel: 1-408-288-8681
E-mail: heather@leecommunications.com

###

item 11

Cover Letter 31Jan2005

ELPIDA
Easy to Contact

January 24, 2005

Elpida Memory, Inc.
(Tokyo Stock Exchange, 6665)
2-2-1 Yaesu, Chuo-ku, Tokyo
104-0028 Japan

Elpida Memory, Inc.
(Stock listing: Tokyo Stock Exchange, 6665)

Consolidated Financial Report for the Period Ended December 31, 2004

1. **Consolidated financial summary**
(Millions of Japanese Yen, except per share data)

(1) Condensed Statements of Operations (Three-month period) unaudited

	Three months ended			
	Dec. 31, 2004		Dec. 31, 2003	
		Change		Change
Net Sales	56,136	109.2%	26,836	209.2%
Operating income (loss)	5,639	-	(9,058)	-
Ordinary income (loss)	3,768	-	(9,272)	-
Net income (loss)	3,387	-	(9,758)	-
Net income (loss) per share – basic	42.38	-	(154.29)	-
Net income (loss) per share – diluted	41.77	-	-	-

(2) Condensed Statements of Operations (Nine-month period) unaudited

	Nine months ended			
	Dec. 31, 2004		Dec. 31, 2003	
		Change		Change
Net Sales	156,298	129.1%	68,236	229.1%
Operating income (loss)	13,974	-	(26,735)	-
Ordinary income (loss)	10,610	-	(26,694)	-
Net income (loss)	9,890	-	(27,356)	-
Net income (loss) per share – basic	141.86	-	(584.57)	-
Net income (loss) per share – diluted	139.51	-	-	-

(3) Condensed Balance Sheet

	As of	
	Dec. 31, 2004 (unaudited)	Sep. 30, 2004
Total Assets	453,938	348,620
Shareholders' equity	196,832	87,689

Note 1: On March 19,2004, we completed a twenty-for-one stock split. The above per share amounts for the three months ended December 31,2003 and for the nine months ended December 31,2003 have been calculated to reflect the stock split.

[Overview of Business Results]

(1) Overview of the three-month period ended December 31, 2004

During this quarter (October – December, 2004), the U.S. economy remained strong, despite capital expenditure and personal consumption slowing its tempo. Also, the Chinese economy maintained steep growth, supported by exports and capital expenditure.

The Japanese economy continued its moderate growth, but inventory adjustment in the digital consumer electronics fields, as well as the strengthening of the Japanese yen, were seen as causing it to slow.

In our business markets, there was inventory adjustment in the domestic digital consumer electronics and mobile phones markets. There was also the effects of this on our Premier DRAM products (1, on which we focus. Nevertheless, the DRAM market, oriented to digital consumer electronics and mobile phones, is at the verge of a period of expansion, and demand increased significantly on the same period last year.

Under these circumstances, consolidated net sales for the quarter soared 109.2% (approximately 2.1 times) year on year (YoY) to 56,136 million yen.

Operating income was 5,639 million yen, an improvement of 14,697 million yen on the 9,058 million yen loss posted for the same period last year. This turnaround is due to reduced cost and increased revenue from an enhanced production capacity.

Ordinary income was 3,768 million yen, an improvement of 13,040 million yen on the 9,272 million yen loss posted for the same period last year. The extent of the turnaround was restricted by a 686 million yen YoY increase in interest expenses and also by a 698 million yen YoY increase in foreign exchange losses.

Net income for the period was 3,387 million yen, an improvement of 13,145 million yen on the 9,758 million yen loss posted for the same period last year.

We made notable YoY improvements in all net sales, operating income, ordinary income and net income results, and we achieved increased revenue and increased profits.

In order to accommodate further expansion in demand for our Premier DRAM (1 products, we are continuing to promote the construction of our second 300 mm fabrication plant (Fab) and to enhance the production capacity of our first Fab. To raise funds necessary for the plan, we newly listed shares on the Tokyo Stock Exchange in November. By securing funds worth 105.8 billion yen through the issuance of new shares at the time of listing, we have strengthened our financial base, and consequently we have been able to further assure our growth strategy.

(2) The breakdown of sales by application market is as follows :

(Billions of yen)

	Three months ended December 31, 2004 (unaudited)		Three months ended December 31, 2003 (unaudited)		Change %
Servers*	13.7	24.4%	6.0	22.4%	128.3%
Digital consumer electronics and mobile phones *	18.5	33.0%	5.9	22.0%	213.6%
Premier DRAM (Note1)	32.2	57.4%	11.9	44.4%	170.6%
Foundry services and others	6.0	10.7%	4.8	17.9%	25.0%
Subtotal of Premier business (Note 2)	38.2	68.1%	16.7	62.3%	128.7%
PCs	17.9	31.9%	10.1	37.7%	77.2%
Total net sales	56.1	100.0%	26.8	100.0%	109.3%

* Premier DRAM (Note 1)

Note 1: Premier DRAM: Our proprietary name given to DRAM products used for servers, and digital consumer electronics and mobile phones. This type of DRAM usually requires higher technologies than commodity DRAMs, and the price per certain density tends to become higher in proportion to this value added.

Note 2: Premier business: Our proprietary name given to the total of the Premier DRAM and foundry services.

(Servers)

Net sales for servers rose 128.3% YoY (approximately 2.3 times) to 13.7 billion yen. During the period, demand increased favorably from major domestic and foreign manufacturers of servers, with a focus on 1 Gigabyte high-density module products based on DDR2 SDRAM.

(Digital consumer electronics and mobile phones)

Net sales for digital consumer electronics and mobile phones soared 213.6% YoY (approximately 3.1 times) to 18.5 billion yen.

During this period, demand rose considerably on the same period last year because of the huge expansion of the digital consumer electronics market.

This field includes products aimed at digital consumer electronics, such as digital still cameras, DVD recorders, digital TVs and products aimed at 2.5th generation and 3rd generation mobile phones.

(Foundry services and others)

In foundry services and others, there was an increase in the volume of contract manufacturing mainly for Pseudo SRAM, and net sales rose 25.0% YoY to 6 billion yen.

Foundry services and others consists of the business of foundry services of semiconductor products (the contract manufacturing of semiconductor products based on the customer's design specifications) mainly for domestic semiconductor manufacturers.

(PCs)

Net sales for PCs rose 77.2% YoY to 17.9 billion yen.

In response to the fact that demand to replace PCs has gone a full circle, demand has progressively shifted from 256 Megabit to 512 Megabit products. Net sales in this field grew substantially as a result of us accommodating this market trend.

(3) Capital expenditure

The accumulated capital expenditure for this fiscal year (sum of 9 months) increased to 98.7 billion yen, due to the capacity enhancement of our first 300 mm Fab and construction of our second 300 mm Fab.

[Financial Status]

Total assets grew 105.3 billion yen on the end of September 2004 to 453.9 billion yen. This was a result of cash and cash equivalents increasing in part due to the capital expansion from new shares being issued. Interest-bearing liabilities (including obligations under capital leases) fell 2 billion yen on the end of September 2004 to 165.2 billion yen. Shareholders' equity increased 109.1 billion yen to 196.8 billion yen. This was due to a combination of the issuance of newly listed shares as well as the net income for the period. As a result, the shareholders' equity ratio improved 18.2 points on the end of September 2004 to 43.4%.

[Cash Flows]

With regard to cash flows for the quarter, net cash provided by operating activities was 16.7 billion yen, a YoY revenue increase of 28.1 billion yen.

Net cash used in investing activities was 29.9 billion yen, a YoY expenditure increase of 21.5 billion yen. This was mostly due to an increase in the purchase of fixed assets through capital expenditure in the first 300 mm Fab.

Therefore, the free cash flow, which is a combination of net cash provided by operating activities and net cash used in investing activities, totaled negative 13.2 billion yen, a YoY expenditure increase of 6.7 billion yen.

Net cash provided by financing activities was 103.8 billion yen, a YoY increase of 75.1 billion yen due to the fund procurement of 105.8 billion yen through an increase in capital from the issuance of new shares.

As a result, the balance of cash and cash equivalents rose 89.8 billion yen YoY to 164.7 billion yen.

[Outlook for the year ending March 31, 2005*]

The DRAM market in the digital consumer electronics and mobile phones is still at the initial stage of its expansion phase, so we expect to see still further expansion of this market in the future. However, in the fourth quarter, we expect that there will still be some residual effects of inventory adjustment on digital consumer electronics, and that the expansion of the mobile phone market will be moderate. Also, by incorporating destabilizing factors such as foreign exchange fluctuations, we have revised the previous forecast (released in November) for the full-year business results as follows.

Currently, we forecast business results as follows for the fiscal year ending March 2005:

	Consolidated
Net sales	211 - 214 billion yen
Operating income	17.8 – 21.8 billion yen
Ordinary income	12.7 - 16.7 billion yen
Net income	12 - 16 billion yen

Note: This above forecasts are forward-looking statements that are based on management's view from the information available at the time of this Report. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Elpida include, but are not limited to, changes in the DRAM market and industry environment, changes in technologies and design, problems related to our supply of key material and equipment, loss of or decreased demand from key customers, changes in exchange rates, general economic conditions and natural disasters. We disclaim any obligation to update or, except in the limited circumstances required by the Tokyo Stock Exchange, announce publicly any revision to any of the forward-looking statements.

Comparative Consolidated Balance Sheet

(Millions of yen)

	As of December 31, 2004	As of September 30, 2004	Change	As of March 31, 2004
(Assets)				
I Current assets				
1. Cash and cash equivalents	164,719	74,554	90,165	110,555
2. Notes and accounts receivable, trade	41,084	39,945	1,139	25,742
3. Inventories	29,531	29,536	(5)	24,437
4. Account receivable, other	5,883	6,985	(1,102)	3,861
5. Other current assets	4,313	4,753	(440)	2,918
6. Allowance for doubtful accounts	(33)	(33)	0	(32)
Total current assets	245,497	155,740	89,757	167,481
II Fixed assets				
1. Tangible fixed assets	199,011	182,979	16,032	124,282
2. Intangible fixed assets	7,981	8,314	(333)	7,057
3. Investments and other assets	1,449	1,587	(138)	1,779
Total fixed assets	208,441	192,880	15,561	133,118
Total assets	453,938	348,620	105,318	300,599
(Liabilities)				
I Current liabilities				
1. Account payable, trade	31,741	29,323	2,418	24,552
2. Short-term borrowings	-	-	-	5,674
3. Current portion of long-term debt	13,720	12,829	891	6,216
4. Current portion of obligation under capital leases	27,954	26,377	1,577	19,239
5. Accounts payable, other	50,858	54,804	(3,946)	60,738
6. Other current liabilities	7,454	7,306	148	11,494
Total current liabilities	131,727	130,639	1,088	127,913
II Fixed liabilities				
1. Bonds	10,000	10,000	-	10,000
2. Long-term debt	65,578	68,583	(3,005)	36,184
3. Obligation under capital leases	47,904	49,416	(1,512)	42,634
4. Other long-term liabilities	1,897	2,293	(396)	2,813
Total fixed liabilities	125,379	130,292	(4,913)	91,631
Total liabilities	257,106	260,931	(3,825)	219,544
(Shareholders' equity)				
I Capital stock	87,234	46,625	40,609	46,625
II Additional paid in capital	98,334	33,042	65,292	62,268
III Retained earnings	11,430	8,043	3,387	(27,686)
IV Translation adjustments	(166)	(21)	(145)	(152)
Total shareholders' equity	196,832	87,689	109,143	81,055
Total liabilities and shareholders' equity	453,938	348,620	105,318	300,599

Comparative Consolidated Statements of Operations

(Millions of yen)

Account	Three months ended Dec.31,'04	Ratio (%)	Three months ended Dec.31,'03	Ratio (%)	Change: Increase or decrease
I Net sales	56,136	100.0	26,836	100.0	29,300
II Cost of sales	41,400	73.8	28,802	107.3	12,598
Gross profit/(loss)	14,736	26.2	(1,966)	(7.3)	16,702
III Selling, general and administrative expenses	9,097	16.2	7,092	26.4	2,005
Operating income/(loss)	5,639	10.0	(9,058)	(33.7)	14,697
IV Non-operating income					
1. Interest income	29		11		18
2. Equity in earnings of affiliated company	-		40		(40)
3. Foreign exchange gains	-		210		(210)
4. Others	9		21		(12)
V Non-operating expenses					
1. Interest expense	928		242		686
2. Foreign exchange losses	488		-		488
3. Stock issuance costs	79		-		79
4. Bond issuance costs	-		-		-
5. Others	414		254		160
Ordinary income/(loss)	3,768	6.7	(9,272)	(34.6)	13,040
VI Extraordinary income	2	0.0	7	0.0	(5)
VII Extraordinary losses	14	0.0	12	0.0	2
Income/(loss) before income taxes	3,756	6.7	(9,277)	(34.6)	13,033
Income taxes	369	0.7	481	1.8	(112)
Net income/(loss)	3,387	6.0	(9,758)	(36.4)	13,145

Note: "Income taxes" is indicated after deducting tax adjustments.

Comparative Consolidated Statements of Operations

(Millions of yen)

	Nine months ended				Change
	Dec.31,'04		Dec.31,'03		
Account		Ratio (%)		Ratio (%)	Increase or decrease
I Net sales	156,298	100.0	68,236	100.0	88,062
II Cost of sales	115,592	74.0	74,565	109.3	41,027
Gross profit/(loss)	40,706	26.0	(6,329)	(9.3)	47,035
III Selling, general and administrative expenses	26,732	17.1	20,406	29.9	6,326
Operating income/(loss)	13,974	8.9	(26,735)	(39.2)	40,709
IV Non-operating income					
1. Interest income	62		16		46
2. Equity in earnings of affiliated company	-		107		(107)
3. Foreign exchange gains	-		265		(265)
4. Others	146		575		(429)
V Non-operating expenses					
1. Interest expense	2,324		355		1,969
2. Foreign exchange losses	621		-		621
3. Stock issuance costs	79		186		(107)
4. Bond issuance costs	-		96		(96)
5. Others	548		285		263
Ordinary income/(loss)	10,610	6.8	(26,694)	(39.1)	37,304
VI Extraordinary income	209	0.1	8	0.0	201
VII Extraordinary losses	27	0.0	64	0.1	(37)
Income/(loss) before income taxes	10,792	6.9	(26,750)	(39.2)	37,542
Income taxes	902	0.6	606	0.9	296
Net income/(loss)	9,890	6.3	(27,356)	(40.1)	37,246

Note: "Income taxes" is indicated after deducting tax adjustments.

Comparative Consolidated Statements of Cash Flows

(Millions of yen)

	Three months ended		Change increase or decrease
	Dec.31,'04	Dec.31,'03	
I **Operating activities**			
Income (loss) before income taxes	3,756	(9,277)	13,033
Depreciation and amortization	10,029	3,940	6,089
Increase in allowance for doubtful accounts	-	(1)	1
Interest income	(29)	(11)	(18)
Interest expense	928	242	686
Equity in earnings of affiliated company	-	(40)	40
Income from sale of tangible fixed assets	(2)	(7)	5
Losses on sale of tangible fixed assets	14	11	3
Increase in accounts receivable, trade	(1,908)	(2,238)	330
Increase in inventories	(51)	(169)	118
(Increase) decrease in accounts receivable, other	1,049	(10,679)	11,728
Increase (decrease) in accounts payable, trade	2,446	(465)	2,911
Increase (decrease) in accounts payable, other	83	(710)	793
Other	1,400	8,264	(6,864)
Subtotal	17,715	(11,140)	28,855
Interest received	29	11	18
Interest paid	(692)	(242)	(450)
Income taxes paid	(345)	(57)	(288)
Net cash provided by (used in) operating activities	16,707	(11,428)	28,135
II **Investing activities**			
Acquisition of shares of subsidiary	-	-	-
Purchase of tangible fixed assets	(29,492)	(7,167)	(22,325)
Proceeds from sale of tangible fixed assets	189	45	144
Purchase of intangible fixed assets	(401)	(968)	567
Others	(200)	(349)	149
Net cash used in investing activities	(29,904)	(8,439)	(21,465)
III **Financing activities**			
Net decrease in short-term borrowings	(4)	(215)	211
Proceeds from long-term debt	-	2,500	(2,500)
Repayments of long-term debt	(2,114)	-	(2,114)
Proceeds from issuance of stock	105,822	8,070	97,752
Proceeds from issuance of bond	-	96	(96)
Proceeds from sale-and-leaseback transactions	6,924	20,202	(13,278)
Repayments of obligation under capital leases	(6,860)	(1,995)	(4,865)
Net cash provided by financing activities	103,768	28,658	75,110
IV Effect of exchange rate changes on cash and cash equivalents	(406)	(27)	(379)
V Net increase in cash and cash equivalents	90,165	8,764	81,401
VI Cash and cash equivalents at beginning of period	74,554	66,122	8,432
VII Cash and cash equivalents at end of period	164,719	74,886	89,833

Free cash flow (I+II)	(13,198)	(19,866)	6,668

Comparative Consolidated Statements of Cash Flows

(Millions of yen)

	Nine months ended		Change increase or decrease
	Dec.31,'04	Dec.31,'03	
I **Operating activities**			
Income (loss) before income taxes	10,792	(26,750)	37,542
Depreciation and amortization	24,162	9,105	15,057
Increase in allowance for doubtful accounts	-	(1)	1
Interest income	(62)	(16)	(46)
Interest expense	2,324	355	1,969
Equity in earnings of affiliated company	-	(107)	107
Income from sale of tangible fixed assets	(2)	(8)	6
Losses on sale of tangible fixed assets	15	64	(49)
Increase in accounts receivable, trade	(15,423)	(10,081)	(5,342)
Increase in inventories	(5,094)	(10,422)	5,328
Increase in accounts receivable, other	(2,022)	(25,359)	23,337
Increase in accounts payable, trade	7,169	26,099	(18,930)
Increase (decrease) in accounts payable, other	801	(738)	1,539
Other	(5,901)	10,459	(16,360)
Subtotal	16,759	(27,400)	44,159
Interest received	63	16	47
Interest paid	(2,067)	(348)	(1,719)
Income taxes paid	(831)	(168)	(663)
Net cash provided by (used in) operating activities	13,924	(27,900)	41,824
II **Investing activities**			
Purchase of tangible fixed assets	(107,686)	(18,801)	(88,885)
Proceeds from sale of tangible fixed assets	189	198	(9)
Purchase of intangible fixed assets	(2,733)	(1,121)	(1,612)
Others	(397)	(449)	52
Net cash used in investing activities	(110,627)	(20,173)	(90,454)
III **Financing activities**			
Net decrease in short-term borrowings	(5,701)	(10,576)	4,875
Proceeds from long-term debt	41,000	14,900	26,100
Repayments of long-term debt	(4,102)	-	(4,102)
Proceeds from issuance of stock	105,822	65,351	40,471
Proceeds from issuance of bond	-	10,000	(10,000)
Proceeds from sale-and-leaseback transactions	32,793	42,585	(9,792)
Repayments of obligation under capital leases	(18,753)	(3,162)	(15,591)
Net cash provided by financing activities	151,059	119,098	31,961
IV Effect of exchange rate changes on cash and cash equivalents	(192)	(179)	(13)
V Net increase in cash and cash equivalents	54,164	70,846	(16,682)
VI Cash and cash equivalents at beginning of period	110,555	4,040	106,515
VII Cash and cash equivalents at end of period	164,719	74,886	89,833

Free cash flow (I+II)	(96,703)	(48,072)	(48,631)

Appendix (unaudited)

1. Selected Quarterly Consolidated Statements of Operations

(Millions of yen)

	Three months ended					
	Jun. 30, '04		Sept. 30, '04		Dec. 31, '04	
Account		Ratio (%)		Ratio (%)		Ratio (%)
Net sales	45,536		54,626		56,136	100.0
Gross profit	10,563	23.2	15,407	28.2	14,736	26.2
Selling, general and administrative expenses	7,476	16.4	10,159	18.6	9,097	16.2
Operating income	3,087	6.8	5,248	9.6	5,639	10.0
Income before income taxes	2,132	4.7	4,904	9.0	3,756	6.7
Net income	2,302	5.1	4,202	7.7	3,387	6.0

2. Selected Consolidated Financial Data

	Mar. 31, '04	Jun. 30, '04	Sept. 30, '04	Dec. 31, '04
A/R collection period	72 days	61 days	66 days	66 days
Inventory holding period	87 days	68 days	68 days	64 days
Interest-bearing debt	119.9 billion yen	128.4 billion yen	167.2 billion yen	165.2 billion yen
Net D/E Ratio	0.12 times	0.42 times	1.06 times	0.00 times
Share holders' equity Ratio	27.0 %	27.6 %	25.2 %	43.4 %

	Twelve months ended Mar. 31, '04	Three months ended Jun. 30, '04	Three months ended Sept. 30, '04	Three months ended Dec. 31, '04
Cash flows from Operating activities	(31.2 billion yen)	(5.9 billion yen)	3.1 billion yen	16.7 billion yen
ROA	(13.5 %)	3.1 %	5.2 %	3.4 %
ROE	(43.5 %)	11.2 %	19.6 %	9.5 %

(Calculating formulas)

A/R collection period = Accounts receivable, trade / Average monthly net sales x 30 days
Interest-bearing debt = Long-term and short-term debt + Long-term and short-term lease obligation
Inventory holding period = Inventories / Average monthly net sales x 30 days
Net D/E ratio = (Interest-bearing debt – cash and cash equivalents) / shareholders' equity
ROA (ROE) (Three-month period) = Quarterly Net income x 4 / Average quarterly Total assets (Average shareholders' equity)
ROA (ROE) (Twelve-month period) = Net income / Average Total assets (Average share holders' equity)

3. Foreign exchange rate of yen for dollars in assumption

	Exchange rate in assumption
Yen for U.S.$	104.00

item 12

Cover Letter 31Jan2005

ELPIDA

FOR IMMEDIATE RELEASE

Elpida Memory Revised Financial Results Forecast

TOKYO, JAPAN, January 24, 2005 –Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced the revision of its financial forecast for the fiscal year ending March 31, 2005, which was previously announced on November 15, 2004.

1. Revision of consolidated financial results forecast for the fiscal year ending March 31, 2005(April 1, 2004 to March 31, 2005) (Billions of yen)

	Revised Forecast	Change from previous forecast	Previous Forecast
Net sales	211 - 214	(9.1) - (6.1)	220.1
Ordinary income	12.7 - 16.7	(10.5) - (6.5)	23.2
Net income	12.0 – 16.0	(9.6) - (5.6)	21.6

2. Reasons for Revision

Although our sales for servers have been enjoying positive growth with strong demand for cutting edge DRAM products like DDR2 SDRAM and sales for PCs have been growing steadily, DRAM shipments for digital consumer electronics are growing at a sluggish pace under the influence of customers' inventory correction. In addition, sales for mobile phones are growing slowly because transition to new memory-intensive technologies is taking longer than expected. Due to these reasons, we have revised the previous forecast downward.

Investor Relations Contacts:

Kumiko Higuchi, Kazuhito Kanbe
A&M Office, IR & Market Communications group
Elpida Memory, Inc.
Tel: +81-3-3281-1648
E-mail: 6665ir@elpida.com

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